UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:		September 30, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING ON THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 — REGISTRANT INFORMATION
LOTUS PACIFIC, INC. Full Name of Registrant:
Former Name if Applicable:
18200 Von Karman Avenue, Suite 730 Address of Principal Executive Office (Street and Number):
Irvine, CA 92612 City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

PART III — NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Lotus Pacific, Inc. ("Lotus Pacific" or "Registrant") is unable to complete its preparation of its financial statements for the period ended September 30, 2002 and the related disclosures in Part II of Form 10-Q by November 14, 2002 without unreasonable effort and expense.

        As previously reported, a majority of Registrant's stockholders, led by T.C.L. Industries Holdings (H.K.) Limited, replaced prior management of the Registrant on June 29, 2001. Following the replacement of prior management, new management of the Registrant has been reviewing various transactions undertaken by the prior management team prior to June 29, 2001.

        As previously reported, Lotus Pacific dismissed Larson, Allen, Weishair & Co. as its independent accountants effective March 25, 2002, and has replaced such firm with new independent accountants, Hein + Associates. Larson, Allen, Weishair & Co. and its predecessor Schiffman Hughes Brown, P.C. (whose practice became part of Larson, Allen, Weishair & Co. effective January 1, 2000) were initially engaged by prior management of Lotus Pacific.

        New management of Registrant has identified certain transactions undertaken by prior management which will likely impact reported financial and operating results with respect to its consolidated financial statements for the fiscal year ended June 30, 2001 and prior periods. In its preliminary review, new management identified certain transactions involving Regent Electronics, a former subsidiary of Lotus Pacific, and other transactions involving former management, which will likely require restatement of Registrant's previously filed financial statements. Such transactions being reviewed will likely have an impact on previously reported results of operations for fiscal years ended June 30, 1999, 2000 and 2001, and will likely include adjustments, among others, to Registrant's previously reported revenues, cost of sales, net loss, earnings per share and related party transactions.

        As previously reported, Registrant has submitted a preliminary review of such transactions to its new independent accountants, to determine the necessity and scope of the required restatement of previously reported financial statements. New management has referred the matters relating to the restatement of its financial statements to a special committee of its Board of Directors (the "Special Committee"). The Special Committee is empowered to review and authorize the matters on behalf of Lotus Pacific. New management, in consultation with the Special Committee, also concluded that a reaudit of the financial statements for the fiscal years ended June 30, 1999, 2000 and 2001 is required and has engaged its new independent accountants to perform such reaudit. New management has concluded that such reaudit will also impact Registrant's financial statements for the fiscal year ended June 30, 2002. Registrant has engaged counsel to investigate potential claims it may have resulting from or arising out of such transactions.

        As of this date, new management is still unable to complete Registrant's financial statements for the fiscal year ended June 30, 2002 and its new independent accountants have not completed the audit of the financial statements for such period. Because Registrant's financial statements for the fiscal year ended June 30, 2002 impact Registrant's financial statements for the three months ended September 30, 2002, Registrant is also unable to complete its financial statements for the three months ended September 30, 2002.

        Accordingly, Registrant is unable to file its Form 10-Q for the period ending September 30, 2002 as of this date and currently anticipates that it will be unable to file such Form 10-Q within five calendar days following the prescribed due date.

        Forward Looking Statements. The statements in this notification concerning current management's expectations are "forward looking statements" within the meaning of Section 27A of the Securities and Exchange Act of 1993, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, that involve risks and uncertainties. Any statements contained herein (including, without limitation, statements to the effect that the Registrant or management "estimates," "expects," "intends," "continues," "may," or "will" or statements concerning "potential" or variations thereof or comparable terminology or the negative thereof), that are not statements of historical fact should be construed as forward looking statements. These forward-looking statements are based on our management's current views and assumptions.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

	Vincent Yan, President and CEO	(949)	475-1880
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes ☒ No

See above. Registrant has not filed its Form 10-K for the year ended June 30, 2002.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See above. The Registrant is continuing to work with its independent accountants to complete the reaudit and audit of its financial statements as described above. The Registrant is continuing its investigation into the transactions involving former management. Registrant is working with its independent accountants and other advisors to provide reasonable estimates of the scope and impact of the required adjustments and intends to report such estimates when available. Registrant further intends to provide reasonable estimates of the results of operations for year ending June 30, 2002 and the period ending September 30, 2002 as soon as reasonably practicable.

Lotus Pacific, Inc. (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2002	By:	/s/ VINCENT YAN Vincent Yan, President and CEO